

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720   March 3, 2006

<u>**Via U.S. Mail and Fax (631-951-2288)**</u>

John M. Badke
Chief Financial Officer
Vicon Industries, Inc.
89 Arkay Drive
Hauppauge, NY 11788

Re: **Vicon Industries, Inc**.
        Form 10-K for the year ended September 30, 2005
        Filed December 29, 2005

        Forms 10-QSB for fiscal quarters ended through December 31, 2005

        File No. 1-07939

Dear Mr. Badke:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2005

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 8

1. We refer to your disclosure in note 8 that you evaluate performance and allocate resources on the net profit for each of your reportable segments. Please note that you should discuss within the MD&A the profitability measure of your segments consistent with the measure disclosed in your SFAS 131 segment information and as required by Section 501.06 of the Codification of Financial Reporting Policies.

Note 1. Summary of Significant Accounting Policies

Revenue, page F-37

2. We note your disclosure here and at page 2 that your products are market and sold primarily to installing dealers, system integrators government entities and distributors. In this regard, describe for us in detail how you evaluate product sales through your distribution network in determining the amount of revenue to be recognized and the related accrual for estimated product returns. Tell us the significant terms of your distribution agreements, including any right of return provisions. Describe for us how you consider significant increases in or excess inventory levels in a distribution channel in determining the required accrual for returns or whether revenue recognition is appropriate. In your response include a discussion of how you are able to monitor purchases and the related sales to end users by your distributors in order to determine any increase in or excess inventory levels. For additional guidance refer to SAB Topic 13A.4b.

Form 10-Q for the period ended December 31, 2005

1. To the extent applicable, revise to comply with the comments above

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Al Rodriguez, Staff Accountant, at (202) 551-3370 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,
/s/ Terry French
for Larry Spirgel
Assistant Director